

Ron Pitt · 3rd

Chief Technology Officer at Icarus RT, Inc.

Encinitas, California, United States · Contact info

415 connections

Icarus RT, Inc.

Experience

Chief Technology Officer
Icarus RT, Inc. · Full-time
Jan 2020 – Present · 1 yr 11 mos
San Diego, California, United States

Director Of Engineering
Aquam · Full-time
May 2018 – Jan 2020 · 1 yr 9 mos
Greater San Diego Area

Led a team on in-house and contract engineers in the development of products designed to inspect and evaluate the health of pipelines. The products were deployed globally in fresh-water, gas and waste-water infrastructure applications.

Principal
RonPitt.com · Self-employed
Jan 2013 – May 2018 · 5 yrs 5 mos
San Deigo, CA

Provide engineering management, process development and software engineering services for a variety of companies.

Founder
EcoDog, Inc. · Full-time
Apr 2004 – Jan 2013 · 8 yrs 10 mos
San Diego, CA

Founded and launched this Clean Technology Start-Up. Developed hardware and software for unique home energy monitoring system. System included CT based energy monitoring hardware, power line communications transceivers, mobile and desktop application software.

Director Of Engineering
Smart Systems International · Full-time
Jan 2001 – Apr 2004 · 3 yrs 4 mos
Las Vegas, NV

Led the development of innovative energy-saving climate control system for hotels, schools and military installations. The system included enterprise software and hardware. The system communicated using an innovative 900 MHz mesh network.

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